Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

November 3, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                              Sirimal R. Mukerjee

Re:	Marine Drive Mobile Corp.
Current Report on Form 8-K
Filed September 13, 2011
File No. 0-53502

Dear Mr. Mukerjee:

We express our appreciation for your review of the Current Report on Form 8-K filed on September 13, 2011 (the “Original Report”) of Marine Drive Mobile Corp., a Nevada corporation (the “Company”).  On behalf of the Company, we are responding to comments on the Original Report provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 20, 2011.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.  A Current Report on Form 8-K/A, amended to reflect the changes discussed below, and the exhibits thereto (the “Amended Report”) are enclosed herein.  Capitalized terms used but not defined herein shall have the meaning given to such terms in the Amended Report.

1.	Staff Comment

Where comments on a section relate to disclosure in another section, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.  Also, your response letter should include page number references keying each response to the page of the amended filing where the responsive disclosure can be found.  This will expedite our review of the filing.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has made parallel changes to the Amended Report as appropriate and included page numbers in this response letter.

2.	Staff Comment

Provide a more precise description of your ongoing and planned business operations, clarifying for the reader any distinctions between your current business and your future business. For example, it is not apparent to the reader whether prior to the Closing Date you had already begun to develop the "proprietary software and business processes" you reference in note 1 to the September 30, 2010, financial statements or to "develop web and mobile-based e-coupon websites catering to targeted lifestyle demographics" as you state at page 7. Similarly, clarify where you currently operate and where you intend to operate. At page 11, you state that you "have deployed only one e-commerce platform for a specific market ... in a particular geographical area.”

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment and Comments 4 and 11 below, the Company has added a new section to the Amended Report on page 7, titled “Operations”  which clarifies the Company’s current operations.  Similarly on page 8 of the Amended Report, under the subheading “Expansion into Other Lifestyle Markets”, the Company has added a discussion of the geographic areas in which it intends to operate.

3.	Staff Comment

In that regard, please refer to Item 2.01(f) of Form 8-K, which states that you must disclose "the information that would be required if the registrant were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of the registrant's securities subject to the reporting requirements of Section 13 (15 U.S.C. 78m) or Section 15(d) (15 U.S.C. 78o(d)) of such Act upon consummation of the transaction" (emphasis added). Accordingly, the information disclosed should reflect you, as the registrant, upon closing of the Exchange Transaction, which occurred on September 12, 2011.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised the “Description of Business” section, beginning on page 5 of the Amended Report, to clarify, where appropriate, that the information disclosed reflects the business of the Company, as the registrant.

4.	Staff Comment

Similarly, explain to us the assertion which appears at page 44 that you "are not a shell corporation" as defined, and also expand your "Description of Business" section to provide additional textual detail regarding your assets and your business operations to support that conclusion.

Company Response:  The Company respectfully informs the Staff in response to the Staff’s comment, that in response to this comment the Company has revised its “Description of Business” section, beginning on page 5 of the Amended Report, to provide additional textual detail regarding the Company’s business operations and added a new section to the Amended Report on page 7, titled “Operations” which also describes its current activities. In addition, the Company respectfully submits the below analysis explaining the Company’s assertion that it is not a shell corporation.

Definition of a Shell Corporation

Under both Rule 12b-2 of the Securities Exchange Act of 1934 and Rule 405 of the Securities Act of 1933, a “shell company” is defined as a company, other than an asset-backed issuer, with:

• no or nominal operations; and

• either:
o no or nominal assets;

o assets consisting solely of cash and cash equivalents; or

o assets consisting of any amount of cash and cash equivalents and nominal other assets.

(Note: For purposes of this definition, the determination of a registrant’s assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant’s balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination.)

The dictionary’s definition of “nominal” is “insignificantly trivial.”

Business Operations

The following mark key milestones in the Marine Drive Technologies, Inc.’s history:

October 2009 - Canadian trademark application for “Marine Drive” filed.

March 2010 - Following the 2010 Paralympic Games in Vancouver, BC, MDT identified an opportunity to deliver universal mobile accessibility for people with visual and dexterity challenges.

Spring 2010 - Assembled a business advisory team including accessibility experts and members of the disabled community.

May 2010 - Began development on specifications for a smartphone interface designed to improve user accessibility.

September 2010 - Research and development of the MDT Mobile CMS Prototype.

March 2011 - Began design of merchant electronic couponing engine.

April 2011 - Began development of eTeeoff.com product.

April 15, 2011 - Hired sales manager for eTeeoff.com platform.

June 2011 – Began working with I Like A Deal, LLC, a limited liability company organized under the laws of Nevada (“ILAD”), as a technology partner.

June 2011 – Launched eTeeoff.com, hired sales telemarketer to recruit merchants, secured numerous merchant accounts (including Boysco.com, Markit-golf.com, Canyon Lakes Golf Course, Gleneagle Golf Course and Airport Golf) and began beta launch of merchant coupons.

August, 2011 - the Company entered into a membership interest purchase agreement with ILAD, whereby the Company agreed to issue 1,000,000 shares of its common stock in exchange for all of the issued and outstanding membership interests of ILAD.

September 12, 2011 - the Company closed the share exchange transaction with MDT.  Simultaneously with the closing, the Company entered into service agreements with a new management team.

From September 2011 to present - the Company has been focused on continuing to develop proprietary software and business processes to provide merchants with easy access to a stable and secure mobile commerce transaction engine.  In this regard, the Company has been reviewing and integrating the intellectual property it has acquired as a result of the MDT transaction and the ILAD transaction and has continued to expand its marketing and development efforts with respect to its first product, eTeeoff.com.  The Company is also undertaking efforts to raise debt and/or equity financing to fund its continued operations.

Analysis

In order to be classified as a “shell company,” the Company would need to have (i) no or nominal operations; and (ii) just cash or cash equivalents, or nominal or no assets on its balance sheet.  This is a two-prong test, i.e., so long as a Company either had more than nominal operations or more than nominal assets or just cash, then it should not be classified as a “shell company” under the Securities Act.

While the Company’s assets at the time of the Exchange Transaction were limited, the Company believes that the scope of MDT’s business operations, which became the business operations of the Company as of the Closing Date, are extensive and consistent with those of a startup company, as discussed in footnote 172 to Release No. 33-8869 of the Securities and Exchange Commission.  As such, the Company does not meet the condition of having “no or nominal operations”.

Specifically, since inception MDT has been actively engaged in intellectual property research and development, product development, product marketing, identification and negotiation of potential acquisition or other strategic targets, formation of a management team, hiring of sales personnel, developing a marketing plan and entering into employment and consulting agreements.

Consequently, the Company believes that its operations have been and continue to be material and do not fit the definition of a shell company.

5.	Staff Comment

Define in context the following terms at the first place each appears:

•           "m-Commerce"

•           "e-commerce"

•           "lifestyle verticals" and

•           "go viral."

Similarly, to the extent that you use defined terms, please define any such terms the first instance they are used. For example, and without limitation, we note that you first use the term "SaaS-based platform" at page 5 but define it at page 8.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has added such definitions to the “Description of Business” section, beginning on page 5 of the Amended Report.

6.	Staff Comment

To the extent you retain the statistical claims which appear in your filings, please provide us with the source documents upon which you relied. For instance, and without limitation, we note the statements relating to:

•	total golf revenues, booking revenues, and the number of players at page 6 under "Golf Industry Growth";

•	the number of rounds of golf played per annum, the number Americans who want to play golf or increase the frequency of play and the related growth rates at page 6 under "Meeting the Market's Needs";

•	the statistics attributed to eMarketer at page 8 under "Online Commerce";

•	all of the statistics at page 8 under "Mobile Commerce";

•	the 2010 study referenced at page 9 under "Local Marketing Websites"; and

•	the statistics presented in the last paragraph at page 10 under "Competition."

The above list is not intended to exhaustive. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your filing. In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised or removed certain of the statistics set forth above, specifically with respect to bullet point one, “Golf Industry Growth” and the Company will provide supplementally to the SEC a copy of each of the relevant source documents to support the other statistics presented, marked to show the precise location of each piece of information on which the Company is relying.  All of such source materials are publicly available and the Company did not pay any compensation for the receipt of such information.

7.	Staff Comment

Please ensure that you provide accurate disclosure in your filing, current as of the date that you filed the Form 8-K. For example, and without limitation, we note your disclosure at page 35 that "Mr. Pernites has agreed to devote more time to Sona's affairs during the period when [you] are conducting [y]our Phase I work program on the Sagar Claim."

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised such disclosure on page 38 of the Amended Report regarding Mr. Pernites.

8.	Staff Comment

Please explain to us or revise to reconcile your statements that prior to the Exchange Transaction, you had 32,220,000 shares issued and outstanding, but simultaneously with the closing of the Exchange Transaction, Monika Sagar and Ajeeta Pinheiro held in the aggregate 72,000,000 shares.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised page 3 of the Amended Report to clarify that the surrender of the stock referenced therein occurred “immediately prior to the closing”, instead of “simultaneously with the closing”.

Prior to the Exchange Transaction and the related transactions, the Company had 104,220,000 shares issued and outstanding.  Immediately prior to the closing, Monika Sagar and Ajeeta Pinheiro surrendered an aggregate of 72,000,000 shares, such that 32,220,000 shares were then outstanding.

9.	Staff Comment

Please revise to correct the reference to "Item 2.01(a)(f)" of Form 8-K.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised such reference on page 3 of the Amended Report.

10.	Staff Comment

We note your disclosure that the description of the Exchange Agreement and related transactions "does not purport to be complete." Please revise to provide in the amended Form 8-K a materially complete description of the material terms, conditions, and contemplated transactions.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has deleted such reference from the Amended Report, as the description of the Exchange Agreement and related transactions provided in the Amended Report completely describes the material terms, conditions and contemplated transactions.

11.	Staff Comment

We note your disclosure at page 7 relating to how revenue is derived. Please revise your disclosure as follows:

•	indicate that, to date, you have not had revenues and your operations have been funded entirely by your founder,

•	discuss precisely how your founder has funded your operations and

•	discuss how you intend to fund your operation for the next 12 months.

In this regard, we note your related disclosure under "Risk Factors - If we fail to raise capital" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised its description of its intended source of revenue as detailed in response to Comment 14 below.  In addition, the Company has added a new section to the Amended Report on page 7, titled “Operations” which further details the Company’s past and future funding activities.  We have similarly revised the disclosure under “Risk Factors - If we fail to raise additional capital…”

12.	Staff Comment

If you retain the assertion, please further explain and support your reference to the "burgeoning opportunities created by the 21st Century Communications Act." Also briefly describe the 21st Century Communications Act and the referenced interface, which you say was intended to offer mobile operators and businesses a "one-stop solution to comply with this new legislation."

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised such assertion on page 5 of the Amended Report, and included a description of the 21st Century Communications Act.

13.	Staff Comment

If you retain it, please further explain and provide support for the statement pertaining to the "large and dynamic lifestyle customer base that exists within the golf industry."

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has removed such statement from the Amended Report.

14.	Staff Comment

We note your disclosure that your revenue "is derived" (emphasis added) from transaction-related fees. Because you have not had any revenues to date, please revise to clarify that you desire to derive such revenues in the future.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised the description of the intended source of its revenue on page 8 of the Amended Report.

15.	Staff Comment

Many statements to which you refer in the second italicized sentence on page 11 relate to present facts or conditions rather than to historical facts or future events.  Therefore, your statement appears overly broad. Please revise to narrow or to remove it. Similarly, please remove the word "will" from your list of such statements in the introductory italicized paragraph at page 27.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised the italicized sentence on page 13 of the Amended Report to exclude statements of present facts.  The Company has also removed the word “will” from page 29 of the Amended Report.

16.	Staff Comment

Please identify your founder by name here and in your "Description of Business" section.

Company Response:  The Company respectfully informs the Staff that it does not  find a reference to the Company’s founder in the Description of Business section in the Original Report and in response to Comment 11 above, the Company has revised the reference to its founder in the “Risk Factors” section of its Amended Report.  Such reference was intended to refer to the founder of MDT, Colin MacDonald.

17.	Staff Comment

Expand the "Overview" section to offer investors an introductory understanding of, to the extent known, the challenges and risks of which management is aware and to discuss any actions being taken to address the same. These challenges and risks could be related to how you intend to earn revenue and income and generate cash. For example, if material, discuss the status of your protecting your intellectual property or securing against payment-related fraud and how this will affect your operations and ability to generate revenue during the next 12 months. For a more detailed discussion of what is expected in both this subheading and the Management Discussion and Analysis section in general, please refer to Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has expanded the “Overview” subsection in the “Management Discussion and Analysis” section, found on page 29 of the Amended Report, to discuss the challenges and risks of which management is aware and any actions taken to address the same.

18.	Staff Comment

Similarly, please provide expanded disclosure to address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations, and liquidity and capital resources. For example, if material, please discuss the current state of the economy as it may affect your business, which you state is aimed at a specific segment of society. Also clarify precisely where you intend to market your products or services. See Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm and Item 303 of Regulation S-K.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has expanded its disclosure of the qualitative and quantitative factors which are necessary to an understanding and evaluation of the Company’s business, revenue or income from continuing operations, and liquidity and capital resources found in the “Overview” subsection in the “Management Discussion and Analysis” section, on page 29 of the Amended Report.  In addition, in response to the Staff’s comment and Comment 2 above, on page 29 of the Amended Report, in the “Overview” section in the “Management Discussion and Analysis” section, the Company has added a discussion of the geographic areas in which it intends to operate.

19.	Staff Comment

We note your disclosure that you "presently finance [y]our operations through debt and equity financings." We also note your disclosure at page 15 that your operations have been funded "entirely" by your founder. Please expand your disclosure here to discuss the particulars of such debt and equity issuances to your founder. In addition, please provide the basis for not describing such transactions under "Certain Relationships and Related Transactions and Director Independence" and "Recent Sales of Unregistered Securities." Lastly, explain in necessary detail why you believe that your "existing capital resources are sufficient to meet our current obligations and operating requirements," particularly in light of the contracts with your officers and your other known expense commitments.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment and Comment 11 above, the Company has added a new section to the Amended Report on page 7, titled “Operations” which details the Company’s past and future funding activities.  In addition, as detailed in response to Comment 16 above, the reference to the “founder” was intended to refer to Colin MacDonald, founder of MDT.  Mr. MacDonald funded the operations of MDT, up to the time of the Exchange Transaction, through undocumented loans in the aggregate principal amount of $22,941.  In connection with the Exchange Transaction, such loans were forgiven by Mr. MacDonald.  The Company has clarified the discussion of Mr. MacDonald’s financing in the Amended Report and has included a description of such transactions under “Certain Relationships and Related Transactions and Director Independence”.  Such loans were not convertible and did not constitute securities of the registrant.  Thus they were not disclosed under “Recent Sales of Unregistered Securities”.  The Company has also revised the section titled “Liquidity and Capital Resources”, beginning on page 31 of the Amended Report, to clarify that the Company’s existing capital resources are not sufficient to meet its current obligations or operating requirements or to carry out its business plan.  Such section now also includes an estimate of the Company’s future capital requirements.

20.	Staff Comment

Revise the disclosure at page 32 or explain why you list Mr. Forward in the table at page 33 but not in the prior table.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised the disclosure at page 32 to include Mr. Forward.

21.	Staff Comment

Explain to us why the disclosure in the last paragraph at page 43 provides a different start date for your officers than that which appears in their sketches in this section, or revise to reconcile the difference.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised the start date set forth in the biographical sketches of its officers beginning on page 36 of the Amended Report.

22.	Staff Comment

Please revise each biographical sketch to specifically identify for the past five years all positions and/or offices held by each officer or director, stating the period (by month and year) during which each individual served in the listed capacity. See Item 401 of Regulation S-K. Where any individual officer devotes less than full time to your business, disclose the particulars, and make clear with what other employers or in what endeavors they currently devote the balance of their professional time.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised each biographical sketch to specifically identify all positions held during the past five years and any officer who devotes less than full time to the Company’s business.

23.	Staff Comment

 At page 35, you state that Mr. Pernites "spends almost none of his time on Sona's [sic] affairs." But you also claim that his "extensive experience as a director of the Company and familiarity with the Company is of great value to the Board...." Please revise to explain why it is of great value in those circumstances.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised the description of Mr. Pernites time commitment to the Company on page 38 of the Amended Report to clarify that Mr. Pernites spends almost none of his time on the Company’s affairs, except for such time as is necessary to carry out his duties as a director of the Company.  Mr. Pernites spends time on the Company attending, preparing for and considering matters relevant to the meetings and actions of the Company’s Board of Directors.

24.	Staff Comment

We note that you are incorporating by reference Exhibit 3.2. Please note that you must file, or incorporate by reference, your complete articles of incorporation. See Item 601(b)(3)(i) of Regulation S-K. In this regard, we note that your Current Report on Form 8-K filed on June 30, 2011, includes only the text of an amendment to your articles of incorporation.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company’s Original Report contained both a reference to the Current Report on Form 8-K filed on June 30, 2011, which contains an amendment to the Company’s articles of incorporation, and the Registration Statement on Form SB-2 filed on January 31, 2008, which contained the Company’s original articles of incorporation.  The Company has revised the Exhibit table to its Amended Report to divide Exhibit 3.2 into two parts, 3.2a and 3.2b, and to clarify that the articles of incorporation of the Company are as filed with the Registration Statement on Form SB-2 filed on January 31, 2008, as amended by the amendment to the articles of incorporation filed with the Current Report on Form 8-K on June 30, 2011.

25.	Staff Comment

Similarly, please refile Exhibit 10.1. You may not incorporate by reference previously filed but incomplete, unsigned exhibits. See Instruction 1 to Item 601 of Regulation S-K.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has attached Exhibit 10.1 for filing with the Amended Report.

*  *  *  *  *

    We trust that you will find our revised request for confidential treatment and the foregoing responsive to your comments.  Your prompt attention is greatly appreciated.  If you have any questions regarding the Company’s response, please do not hesitate to contact me at (916) 442-1111.

Best regards,

/s/ Mark C Lee
Mark C Lee
Shareholder

ACKNOWLEDGEMENT

In connection with Marine Drive Mobile Corp.’s (the “Company”) letter dated November 3, 2011 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Marine Drive Mobile Corp.

/s/ J. Colin MacDonald
J. Colin MacDonald, Chief Executive Officer